U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 1


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                             TIBERON RESOURCES LTD.
                 (Name of Small Business Issuer in its charter)

            NEVADA                                      91-1921237
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


        11930 MENAUL BOULEVARD N.E., # 107, ALBUQUERQUE, NEW MEXICO 87112
           (Address of principal executive offices)          (Zip Code)

                    Issuer's telephone number: (505) 289-8235

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)

Exhibit index on page 30                                      Page 1 of 33 pages

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS.

      Tiberon Resources Ltd. (the "Company") was organized under the laws of the State of Nevada on April 10, 1998, to acquire mining claims and explore for copper, nickel and cobalt in Manitoba, Canada. Its offices are located at 11930 Menaul Boulevard NE, Suite 107, Albuquerque, New Mexico 87112, and its telephone number is (505)298- 8235. Its registered office and records are located at One East First Street, Reno, Nevada.


      The Company has no employees, other than its sole officer, Mr. Reg Handford, and its sole director, Mr. Leroy Halterman, both of whom are serving without compensation. It is anticipated that the Company will have employees in the future. As President, Secretary and Treasurer of the Company, Mr. Handford is responsible for conducting the day-to-day operations of the Company, and recommending long term strategies to the Board of Directors regarding the Company's marketing, financing and contracting activities. Since the Company's inception, Mr. Handford has spent approximately eighty (80) hours on organizing documentation, property acquisitions and seeking capital for the Company.


      On April 28, 1998, the Company and Carey Whitehead, a non-affiliate, entered into an Agreement (the "Agreement") whereby the Company acquired Falcon claims 25, 26 and 27 (the "Mining Claims"). In return, the Company has agreed to pay Mr. Whitehead a total of $50,000, of which $25,000 is due on September 28, 1999, and the remaining $25,000 must be paid by April 28, 2000. In addition, the Company must fund a $40,000 work program by September 28, 1999, and an additional $50,000 work program by April 28, 2000.

      The Mining Claims are exploration property and do not have any proven mineral reserves. Should mineral reserves be discovered on the property, it is anticipated that the minerals would be predominately nickel-copper-cobalt sulfides which would be removed from the raw ore and concentrated sulfides. A facility to reduce these minerals to their primary elements could be constructed on or near the property, or if the sulfides are of sufficient size, they could shipped and sold.


      The Company has not retained a geologist to explore the mining claims. Management anticipates that Mr. Halterman, the Company's sole director, will perform the exploration programs. See Item 5. Directors, Executive Officers, Promoters and Control Persons for a description of Mr. Halterman's experience. It is anticipated that Mr. Halterman will charge between $350 and $500 per day, plus expenses. If Mr. Halterman does not perform the exploration, the Company does not anticipate any difficulties in retaining a geologist, at similar rates. Should economically feasible mineral deposits exist, the Company will require additional capital and expertise to develop the property. This may include some form of a joint venture. Furthermore, the Company is required to pay a 2.5% royalty on the net smelter return to Mr. Whitehead.


      To provide working capital and to finance the Agreement, the Company conducted an initial private offering of 8,000,000 shares of Common Stock at $0.0025 per share, pursuant to Rule 504 of Regulation D, promulgated under the Act. The Company received gross proceeds of $20,000 from the initial private offering. The Company conducted a second private offering of 50,000 shares of Common Stock at $0.30 per share, pursuant to Rule 504 of Regulation D. The Company received additional gross proceeds in the amount of $15,000.


      Management believes the Company has sufficient working capital to fund the Company's operations through September 1999. Management anticipates that an additional offering of shares in the amount of $65,000 will be necessary to provide sufficient operating capital and to fund the required work program. Management believes that the additional offering should be completed prior to September 28, 1999. If the initial work program produces a positive result, then the Company will be required to raise an additional $75,000 by April 25, 2000. Management believes that it may be necessary for the Company to conduct a third offering of Common Stock to fund the continued exploration program and property expense. If additional funding is not obtained, the Company will not be able to begin or continue its exploration programs and may have to abandon its plans to explore mining claims.

      Management believes the Company's target market is either refiners of nickel-copper-cobalt sulfide or end users of the primary metals. There are many individuals and companies which compete within this target market. Russia is the largest producer of nickel followed closely by Canada. However, the nickel market, similar to other primary metal markets, has declined significantly over the last several years. Nickel prices are at a ten (10) year low and have been predicted to stay near this level for the next several years. The long-term outlook appears to be more positive. Companies within Japan and the United
States are in the process of creating electric vehicles which are powered by nickel-metal hydride, nickel-cardmium, or sodium-nickel batteries. This might increase the demand for nickel. Management believes that open markets and trading exchanges would be used to sell and delivery the metals which are not encumbered under contractual agreements.

      The mineral industry has experienced from time to time shortages of certain supplies and materials necessary in the exploration for and evaluation of mineral deposits. The prices at which such supplies and materials are available have also greatly increased. There is a possibility that planned operations may be subject to such shortages and that further price escalations will increase the costs to the Company. The Company might have to manufacture its own mining and processing equipment.

      There are also many individuals and companies which are engaged in the mining business. Some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mining properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company. There can be no assurance that the Company will be successful in prospecting for or acquiring additional mining claims or leases, or in arranging for their exploration or development.

      Water is essential in all phases of the exploration and development of mineral properties and the milling of any ore obtained as a result. It is used in such processes as exploration drilling, leaching, placer mining, dredging, testing, and hydraulic mining. The Company has not determined the availability of water for any of the properties it has acquired, and it has not determined the cost of compliance with any water quality restrictions. Furthermore, any water that may be found will be subject to acquisition pursuant to state, federal and foreign water law, and its use will be subject to regulation pursuant to local, state, federal and foreign water quality standards. Both the lack of available water and the cost of complying with water quality restrictions may make an otherwise viable project economically impossible to complete. If any properties which the Company acquires warrant development, such determinations will be made while planning a development program. Management does not expect any significant difficulties with respect to this matter.

      Compliance with environmental quality requirements and reclamation laws imposed by Canadian and United States governmental authorities may also necessitate significant capital outlays, materially affect the Company's ability to generate revenues, or cause material changes in the Company's intended activities. Regulatory compliance will depend upon the stage of mining process. The planning stage could require archeological and rare and endangered species clearances. Should the Mining Claims contain economically feasible mineral deposits, then an Environmental Base Line Survey, an Environmental Assessment, and an Environmental Impact Statement could have to be created. This could also include compliance the clean water and air regulations. Should the Company engage commence mining, then the Company could have to comply with governmental requirements relating to hazardous substance use and control, air emission standards, waste water discharge, ambient noise levels, and employee safety. No assurance can be given that environmental standards imposed by any governmental authority will not be changed or become more stringent, thereby possibly materially and adversely affecting the proposed activities of the Company. At this time, the Company is not able to estimate the cost of compliance with all applicable governmental regulations.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      Since incorporation on April 10, 1998, the Company has been a natural resource company engaged in the acquisition of mineral properties. As of the filing of this amended registration statement, the Company's sole focus is in Canada. The Company has not generated any revenues since inception. For the period from inception through June

30,  1999,  the  Company  recorded a net loss of  $22,934,  which  included  the
following  costs  and  expenses:  legal  ($11,146);   consulting  ($5,573);  and
accounting and audit ($2,733).


      Working capital at June 30, 1999 was $7,173, as compared to $20,049 at December 31, 1998. Management believes the Company has sufficient working capital to fund the Company's operations through October 31, 1999.



      The Company's primary source of working capital has been through the sale of Common Stock. Since incorporation, the Company has received $31,005 of net proceeds from sales of Common Stock. Management anticipates additional offerings of Common Stock in the amount of $65,000, which would be used to fund the required $40,000 work program and provide sufficient working capital. Management believes that the offering should be completed prior to September 28, 1999. Cash flows from operations since incorporation reflect net cash used in operating activities of $15,408, and net cash used in investing activities of $1,198. Since the Company currently has no significant source of revenue, the Company's working capital will continue to be depleted by operating expenses and outlays required for the property. If the work program produces a positive result, then the Company will be required to raise an additional $75,000 by April 25, 2000. It may be necessary for the Company to conduct a third offering of Common Stock within the next twelve (12) months to fund the exploration programs and property expenses, or to provide the Company with working capital. If immediate funding is not obtained, the Company will not be able to begin or continue its exploration programs and may have to abandon its plans to explore mining claims.


      The Company has a Federal net operating loss carryforward of approximately $9,300, which will expire in the year 2012.


      Since the Company's inception, Mr. Handford has spent approximately eighty
(80) hours on organizing documentation, property acquisitions and seeking capital for the Company. The Company is currently occupying a minimal amount of office space. Management believes that Mr. Handford's time and the minimal amount of office space are immaterial to the financial position of the Company.



      The above financial data was derived from the financial statements of the Company as generated by the Company, and as audited by Stark Tinter & Associates, LLC. See Item 13. Financial Statements.


ITEM 3.     DESCRIPTION OF PROPERTY.

      The Company is currently using the office of its sole director, Mr. Leroy Halterman, at 11930 Menaul Boulevard N.E., Suite 107, Albuquerque, New Mexico 87112, without charge.

      Pursuant to a written report by Leonard Gal, M.Sc. P. Geo., which was created on behalf of the Company and dated April 23, 1998, the Company received the following recommendations and description of the Mining Claims:

      "The Falcon 25-27 claim group is composed of three contiguous claims covering 35 hectares, located 34 km east - northeast of Winnipeg, Manitoba, Canada. These claims cover parts of the eastern periphery of a large geophysical anomaly (magnetic and gravity), presently being explored by ProAm Explorations Corporation in the Selkirk area. Essentially the entire geophysical anomaly and the surrounding ground has been staked by various parties. The geophysical feature is thought to represent an ultramafic / mafic complex in the Precambrian rocks underlying the Phanerozoic cover, based on geophysical and limited drill hole data. The magnetic and gravity responses of the anomaly bear many similarities to those of the Sudbury basin in Ontario. The exploration target based on the geophysical data, as well as limited core drilling into the Precambrian basement, is magmatic copper nickel (+ cobalt) such as at Sudbury, Thompson, Manitoba or Voisey's Bay, Labrador. Potential for platinum group elements (PGE) and/or chromite similar to the layered ultramafic complexes of Bushveld in South Africa or Stillwater in Montana also exists. The Falcon 25-27 claims cover the southern flank of a moderate positive magnetic anomaly, and are approximately 10km east-southeast of a strong magnetic high feature that likely represents an offshoot or satellitic node of the main geophysical feature at Selkirk. The gravity data for the Falcon 25-27 claims is quite uniform, although it is based on a 1950s government - produced map with very few data points. It is considered that there is some potential on the Falcon 25-27 claims to host magmatic Ni-Cu, PGE-chromite or other deposits hosted by ultramafic - mafic complexes below the Paleozoic cover rocks. In addition, volcanogenic massive sulphide or iron formation hosted gold deposits may occur within the greenstone belt that is thought to form the basement rocks in the area. A program of existing data compilation, to precede detailed airborne magnetic and ground gravity surveys is recommended to outline initial targets. Follow up work might include advanced ground geophysical methods, leading to the refinement of initial targets that would then be tested by drilling.

      INTRODUCTION

      This report summarizes the exploration and economic potential of the Falcon 25-27 claims located near Beausejour, Manitoba, Canada. Tiberon Resources Ltd. has acquired the Falcon 25-27 claims from Mr. Carey Whitehead. The Falcon 25-27 claims cover parts of the peripheral flank of a large scale (36km x 20km) elliptical gravity anomaly, with a coincident fringing ring of magnetic highs. The source of these anomalies is in the Precambrian basement rocks underlying 100-200m of Phanerozoic cover. The main part of the geophysical feature centered 29km to the west, is held by ProAm Explorations Corporation, who are presently carrying out a drill program. The exploration model cited by ProAm Explorations Corporation is an ultramafic - mafic lopolithic intrusion within a greenstone belt. This model fits the observed gravity, magnetic and limited drill hole data. The exploration target is magmatic
      Ni-Cu-Co deposits (Sudbury, Voisey's Bay), and/or chromite -platinum group element deposits (Bushveld, Stillwater). The greenstone belt has further potential to host VMS or iron formation gold deposits. As well, there are indications of mineralization within the Phanerozoic rocks in the area. The Falcon 25-27 claims of Tiberon Resources Ltd. are positioned at the flanks of this large anomaly, and cover magnetic features that are possibly related to the large scale magnetic and gravity anomalies.

      LOCATION AND ACCESS

      The Falcon 25-27 claims are centered 25km southeast of Selkirk and approximately 34 kilometers east-northeast of Winnipeg, Manitoba, Canada. The town of Beausejour is close to the claims. The proximity to smaller towns and the major city of Winnipeg assures an excellent transportation and power infrastructure, and a supplies and services base. Exploration can thus continue all year round in a cost - effective manner. Winnipeg is the hub of rail transport in central Canada, with connections to the U.S. are also in place. The Falcon 25-27 claims are located within surveyed prairie lands. North-south and east-west aligned section roads, 1 mile apart, afford road access to virtually all parts of the claims. The location of the Falcon 25-27 claims is presented in Figure 1.

      PROPERTY DESCRIPTION

      The Falcon 25-27 claim group comprises 3 claims with a total area of 35 ha. The Falcon claims were staked by Mr. Carey Whitehead, and were subsequently acquired by Tiberon Resources Ltd. The terms of the acquisition are beyond the scope of this report. On April 22, 1998 a check with the Manitoba Department of Mines showed that the registered holder of the claims was Mr. Carey Whitehead. The claims are "map staked" through application to the Manitoba Government. The claim units are based on the survey system of sections, townships and ranges. Each claim unit or section covers one square mile (259 ha). However, the actual mineral title granted by the government in each section is generally less than the full section, as title is held in many cases by private landowners. In some instances, only a "road allowance" of 80 feet (24m) surrounding the section roads on all sides of the section is granted. The table below outlines the area of granted mineral title

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      on each  claim,  as well as the  location  and expiry  date of each claim. The claims are in good standing for two years (plus 60 days) beyond the recording date.

      CLAIM NAME      LICENCE #     SIZE      NTS SHEET     EXPIRY DATE
                                    (HA)

      Falcon #25      SV8821        15        621-01SW      Dec 28, 1999
                                              621-02SE
      Falcon #26      SV8820        10        621-02SE      Dec 28, 1999
      Falcon #27      SV8819        10        621-02SE      Dec 28, 1999

      CONCLUSIONS

      The Falcon 25-27 claims are located near the eastern margin of a large-scale geophysical feature currently being explored by ProAm Explorations Corporation. The elliptical gravity high, and ring like fringing magnetic highs surrounding a central elliptical low, bear many similarities to the Sudbury basin. Geophysical modeling and limited drill hole information suggests that the geophysical anomaly is the result of an ultramafic - mafic lopolith complex intruding a greenstone belt. The exploration target is magmatic Ni
      - Cu - Co, PGE, or chromite deposits. There is also potential, indicated by drill hole data, that the surrounding greenstone belt may host VMS, iron formation gold or other deposits. Finally, there are local indications of mineralization within the Paleozoic cover rocks. The Falcon 25-27 claims are in close proximity to the geophysical feature. Some interesting magnetic anomalies are present adjacent to the Falcon 25-27 claims including a satellitic high possibly related to the main geophysical feature. Such highs could represent satellite bodies off the main anomaly, or outboard extensions (or "offsets"), as are known in the Sudbury basin. A comparison between the geophysical features of the Sudbury basin and the main feature in the Selkirk area would suggest that the Selkirk feature is about half the size. The larger Sudbury basin hosts at least 39 deposits, past-producing and producing mines within mafic - ultramafic intrusives, as well as several polymetallic deposits in the central part of the basin. Seventeen mines in the Sudbury basin collectively produced Cu and Ni valued at 1.8 billion dollars (Cdn) in 1996. The Selkirk anomaly is theorized to be related to the westward projection of a major suture zone on the Canadian Shield that hosts several deposits and ultramafic rocks where exposed. Limited drill hole data suggests that a greenstone belt lies under the Paleozoic sediments in the Selkirk area. This belt is unexplored, and the coupling with a large geophysical feature that likely represents a major ultramafic
      - mafic intrusive complex makes this an attractive area for exploration.

      RECOMMENDATIONS FOR EXPLORATION

      A first phase  exploration  program is  recommended  to explore the
      Falcon 25-27 claims for mineralization hosted in Precambrian basement rocks. Potential for magmatic Ni-Cu-Co, or PGE -chromite deposits exists. The Falcon 25-27 claims are near the flank of a major geophysical feature that is thought to represent an ultramafic-mafic lopolithic intrusion within a greenstone belt. The main anomaly is being actively explored by ProAm Explorations Corporation. Magnetic highs observed adjacent to the Falcon 25-27 claims are possibly related to the main geophysical feature, and thus an ultramafic - mafic body could underlie the claims, beneath the Paleozoic cover. Potential also exists in a greenstone belt to host polymetallic VMS deposits, banded iron formation gold or other precious metal deposits.

      The recommended exploration program includes the compilation and analysis of all existing geological and geophysical data. This should be followed by a low level, detailed airborne magnetic survey. Flight lines should be spaced at approximately 200m. A detailed gravity survey should be performed by measurements at ground stations on 1/4 to 1/2 mile centers. Airborne gravity surveys are possible, but very expensive. Upon completion of the initial geophysical surveys, first order targets may be followed up with detailed ground geophysics. A variety of advanced deep searching methods and modeling techniques may be used, with the consultation of a geophysicist. Possibilities might include TEM or magnetotelluric surveys. Analysis of airborne magnetic data and gravity data, with or without ground survey follow up, could lead to the establishment of drill targets. A second phase of core drilling on these targets should then be initiated. Vertical holes can be drilled through the Paleozoic and into the Precambrian basement. Some cost savings might be gained if the Paleozoic rocks are drilled by reverse circulation methods, with core drilling reserved for the Precambrian rocks. Down hole geophysical methods should be employed in each drill hole to gain additional information.

      Because the Falcon 25-27 claims cover a fairly small area, it is recommended that the owners/operators approach other exploration concerns operating in the area and on adjacent claims to pool their resources in contracting for airborne surveys and gravity surveys. Combining the surveys with neighboring properties would save on mob
      - demob costs, analytical and modeling studies, as well as the premiums paid on airborne surveys for short flight lines

      COST ESTIMATE OF RECOMMENDED EXPLORATION PROGRAM

      A possible exploration budget for Phase I (geophysics) and Phase II (drilling) on the Falcon 25-27 claims is outlined below.

      PHASE I (AIRBORNE MAGNETIC SURVEY, GROUND GRAVITY SURVEY)

      AIRBORNE (FIXED WIRING)  MAGNETIC SURVEY  approximately  45 line km

      (E-W orientation) at $14.75 per line km                       $ 664

      Mob - demob                                                   2,500

      Data modeling, reproduction and presentation                  2,500

      GRAVITY SURVEY

      21 stations at $200 per station, including

      data processing, report, etc.                                 4,200

      Geological, Geophysical consulting                            3,500

      Ground geophysical surveys (on recommendation of
      geophysicist)                                                 7,500

      Contingencies, miscellaneous                                  3,000
                                                                    -----
      TOTAL PHASE I                                               $23,864
                                                                  =======

      *Due to the relatively small size of the Falcon 25-27 Claims, it would be practical and cost effective only if the airborne survey were combined with neighboring properties. Pooling projects will save mob-demob charges, data processing, as well as the considerable premiums paid for short flight lines (flight lines less than 10km are charged a premium). The costs involved in land access negotiations with surface rights holders are also not included in Phase I or II estimates, but once again, pooling resources with neighboring operators is expected to reduce costs and expedite exploration efforts.

      PHASE II (DIAMOND DRILLING)

      Reverse  Circulation  drilling through  Phanerozoic,  core drilling
      (NQ) through Precambrian

      Reverse Circulation: 200m at $60/m                          $12,000

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



     Core drilling: 250m at $90/m                                  22,500
     Drill Mob-demob                                                2,500
     Down hole geophysics (Pulse-EM)                                2,000
     Analytical charges                                               500
     Geological consulting (drill supervision, core logging,
     sampling)                                                      3,500
     Room, board                                                    1,000
     Rentals, travel, communications                                2,500
     Contingencies, miscellaneous                                   3,500
                                                                  -------
     TOTAL PHASE II (PER DRILL HOLE)                              $50,000
                                                                  =======

      The Phase II budget is no more than a general estimate of costs that might be expected to be incurred. The number and depths of drill holes can not be foreseen at this time. While reverse circulation (RC) drilling is recommended as a cost saving measure at this time, there are instances where it might be preferable to core drill the entire hole. In fact, if aquifers are encountered with flows of greater than 50-60 gallons per minute, RC drilling will be ineffective and core drilling (with casing) will have to be employed.

      Drill holes have intersected aquifers in the Selkirk area, adding to drill costs, and also presenting environmental difficulties which had to be addressed to the satisfaction of government authorities and local stakeholders. Likewise, analytical costs (based on the number of samples taken) are only a broad estimate, as the basement geology and any mineralization encountered are largely unknown."

      The Company has not retained a geologist to perform the exploration programs. Management anticipates that Mr. Halterman, the Company's sole director, will perform the exploration programs. Mr. Halterman's rates for such work vary between $350 to $500 per day, plus expenses. If Mr. Halterman does not perform the exploration programs, the Company does not anticipate any difficulties in retaining a qualified geologist with comparable rates.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of January 20, 1999:

NAME AND ADDRESS OF OWNER                                                              NUMBER OF SHARES         PERCENT OF
                                                                                            OWNED                CLASS (1) <F1>
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Lillian de Leveaux                                                                         700,000                 8.69%
Abney Trading S A                                        Director and Sole
94 Dowdeswell Street                                        Shareholder
P.O. Box N-31114
Nassau, Bahamas
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Sheila Andrews                                                                             700,000                 8.69%
Blue Cotil
Samares Inner Road
St. Clement, Jersey, C. I.
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Madeline Gray                                                                              700,000                 8.69%
Aurora Marketing Limited                                 Director and Sole
P.O. Box N-10741                                            Shareholder
Oakes Field
Nassau, Bahamas
---------------------------------------------  ---------------------------------    ----------------------   -----------------

                                        8





NAME AND ADDRESS OF OWNER                                                              NUMBER OF SHARES         PERCENT OF
                                                                                            OWNED                CLASS (1)
---------------------------------------------  ---------------------------------    ----------------------   -----------------

Isaac Collie                                                                               600,000                 7.45%
Breadstone Investments Ltd                               Director and Sole
21 East Drive, Garston                                      Shareholder
Watford, Herts, WD2 6AH
United Kingdom
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Shelly Johnson                                                                             700,000                 8.69%
But Sup But International                                Director and Sole
P.O. Box N-7521                                             Shareholder
Suite 61 Grosvenor Close
Shirely Street
Nassau, Bahamas
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Cede & Co.                                                                                 600,000                 7.45%
Box 20 Bowling Green Station
New York, New York  10004
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Ian Fox                                                                                    700,000                 8.69%
Derb Engineering                                         Director and Sole
#700-1190 Melville Street                                   Shareholder
Vancouver, B.C.  V6E 3W1
Canada
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Phyllis Grant                                                                              700,000                 8.69%
#103-1140 Castle Crescent
Pot Coquitlam, B.C.
Canda
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Janeen Curtis                                                                              700,000                 8.69%
Liberty Holdings Limited                                 Director and Sole
#13 St. Thomas Road                                         Shareholder
P.O. Box N-7964
Nassau, Bahamas
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Ruth Pearce                                                                                700,000                 8.69%
25 Steyne Street
Bognor Regis
Sussex, United Kingdom  POS 1TJ
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Andres Robinson                                                                            500,000                 6.21%
22 Le Bernage, Longueville
 St. Thomas, Jersey, C.I.
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Leroy Halterman
Tiberson Resources Ltd.                                    Sole Director                      0                      -
11930 Menaul Blvd. N.E. # 107
Albuquerque, New Mexico  87112
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Reg Handford
Tiberon Resources Ltd.                                President, Secretary and                0                      -
11930 Menaul Blvd. N.E., # 107                               Treasurer
Albuquerque, New Mexico  87112
---------------------------------------------  ---------------------------------    ----------------------   -----------------
Officers and Directors as a group                                                             0                      -
(2 persons)
---------------------------------------------  ---------------------------------    ----------------------   -----------------

<F1>
      (1) This table is based on 8,050,000 shares of Common Stock outstanding on January 20, 1999. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from January 20, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The officers and directors of the Company are as follows:

NAME                         AGE          POSITION

Leroy Halterman              52           Sole Director

Reg Handford                 52           President, Secretary and Treasurer

      The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. No date for the next annual meeting of stockholders is specified in the Company's Bylaws, nor has a meeting been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.


      LEROY HALTERMAN, DIRECTOR. Mr. Halterman has been a certified professional geologist for 21 years. In 1968, Mr. Halterman graduated from the Missouri School of Mines, Rolla, with a Bachelor of Science degree in Geology. Mr. Halterman performed additional work at the University of New Mexico from 1969-70, focusing on hydrology and submarine geology. However, Mr. Halterman did not receive a graduate degree. Since 1985 , Mr. Halterman has been a consulting geologist for MinSearch, Inc., located in Albuquerque, New Mexico ("MinSearch"). Mr. Halterman's responsibilities at MinSearch included the evaluation of mineral and petroleum deposits, and ac-cumulations in various geological environments. Mr. Halterman's evaluations included all phases of the projects from generation through exploration, reserve estimating, testing, and mine planning. He has similar experience in petroleum, including prospect generation and exploration, as well as all phases of well completion and production. His production specialties include computerized reserve estimation (both volumetic and decline), production records, and production and transport agreements for both oil and gas. Mr. Halterman is also the president, director, and a principal shareholder of Consolidated North American Resources, a private company in the oil and gas industry, and is the sole officer and director of Rimpac Resources Ltd., a Nevada corporation engaged in mineral exploration activities.



      In addition to consulting, Mr. Halterman has emphasized in natural resource appraisals, and damage calculations, both of which included environmental evaluations and site assessments. Environmental problems and potential problems encompassed in these type of assessments included hazardous material and chemicals located in abandoned dumps, mills, mines and other structures, ground and surface water contamination and pathways, underground storage tanks, and above ground storage tanks, kinetic and structural hazards, unstable surfaces, induced erosion problems, and explosives. Within the past six years, Mr. Halterman perfomed a total of 20 natural resource evaluations and appraisals according to Uniform Appraisal Standards for Federal Land Acquisitions for such clients as the United States Park Service, the United States Department of Justice, the Nature Conservatory, Wellington Financial, and Maximum Resources.



      From 1983 to 1985, Mr. Halterman was the Vice President of Exploration for Goldsill Mining and Milling, Inc., a corporation located in Denver, Colorado. Mr. Halterman was responsible for coordination, evaluation, acquisition, and management of the company's exploration programs and budgets for both precious metals and petroleum. The company focused its precious metals efforts in Saskatchewan, Canada, and in Arizona, Montana and Nevada. Prior to becoming the Vice President, Mr. Halterman was responsible for a district office engaged in the exploration and acquisition of commercial uranium deposits. He was thereafter promoted to Minerals Manager, and was responsible for overseeing the company's precious metals programs and budgets in the Western United States and locations in Canada. Mr. Halterman began working with Goldsill Mining and Milling, Inc. in 1979.

      From 1975 to 1979, Mr. Halterman was the Senior Exploration Geologist for Philips Petroleum Corporation. He was responsible for generating, recommending, acquiring, and administering uranium prospects in New Mexico, Arizona, Colorado, Utah, Nevada, California and Texas. From 1968 to 1975, Mr. Halterman was a Geologist for Gulf Oil Corporation. His duties included geologic evaluation of uranium, coal base and precious metal prospects.


      Mr. Halterman is a member of the American Association of Petroleum Geologists and the Society for Mining, Metallurgy and Exploration.

      REG HANDFORD, PRESIDENT, SECRETARY AND TREASURER. Mr. Handford has been a self-employed management consultant for junior development companies since October 1991. Mr. Handford assists these companies with financial consulting, and has supervised of a team of programmers writing bingo software to run under Windows(TM) NT. Since August 1998, he has been the sole officer and director of Minas Novas Gold Corp., a development stage mining company located in Vancouver, British Columbia. From June 1975 to October 1991, Mr. Handford was a salesman for Cararim Investment Corp., located in Vancouver, British Columbia ("Cararim"). Mr. Handford worked as a financial advisor for Cararim.

      In 1966, Mr. Handford graduated from the University of British Columbia, with an undergraduate degree in mathematics. Mr. Handford received a masters degree in mathematics from the Simon Fraser University in 1971.

      Mr. Halterman and Mr. Handford may be deemed to be the "promoters" and "parents" of the Company within the meaning of the Rules and Regulations promulgated under the Act.

ITEM 6.     EXECUTIVE COMPENSATION.

      Mr. Halterman and Mr. Handford are serving without any compensation. If the Company completes its funding and begins the exploration program, it is anticipated that executive officers will be compensated by the Company. Likewise, should Mr. Halterman perform the exploration programs, he could receive between $350 and $500 per day, plus expenses. The following table sets forth information for the sole officer of the Company, Mr. Handford:


                                                                       LONG TERM COMPENSATION
                                                              -----------------------------------------
                              ANNUAL COMPENSATION                        AWARDS              PAYOUTS
                          -----------------------------------------------------------------------------
                                                 OTHER         RESTRICTED
NAME AND                                         ANNUAL          STOCK            OP-         LTIP         ALL OTHER
PRINCIPAL                                        COMPEN-        AWARD(S)       TIONS/SAR     PAYOUTS        COMPEN-
POSITION       YEAR       SALARY       BONUS     SATION ($)       ($)            S ($)         ($)         SATION ($)
-----------------------------------------------------------------------------------------------------------------------
Reg            1998         -0-         -0-        -0-            -0-             -0-          -0-            -0-
Handford,
President


      There are no employment agreements with the executive officer of the Company. The Company does not pay compensation to its director, nor does the Company compensate its director for attendance at meetings. The Company does reimburse the director for reasonable expenses incurred during the course of his performance. The Company does not offer stock options or similar incentive compensation to its officer or director. The Company anticipates that some form of incentive based compensation may be offered in the future.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The   acquisition  of  the  Mining  Claims  from  Mr.   Whitehead  was  an
arm's-length transaction with a non-affiliated third party.

      Mr. Halterman may perform the Company's exploration programs, for which it is anticipated that he would receive compensation. Mr. Halterman's rates for such work vary between $350 to $500 per day, plus expenses.

ITEM 8.     LEGAL PROCEEDINGS.

      None.

ITEM 9.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      The Company's Common Stock is not traded on a registered securities exchange, on NASDAQ, nor on the OTC Bulletin Board. The Company's Common Stock is quoted on the "pink sheets", and was first listed on February 17, 1999. As of the date of this registration statement, there has been no reported trading of the Company's Common Stock. As of April 18, 1999 there were 31 record holders of the Company's Common Stock. Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES.

      Since the Company's inception, it has sold shares of Common Stock which were not registered under the Securities Act of 1933, as amended.

      On April 11, 1998, the Company sold 8,000,000 shares of Common Stock at a price of $0.0025 per share in a private offering pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 504 of the Regulation D promulgated thereunder.

      On August 28, 1998, the Company sold 50,000 shares of Common Stock at a price of $0.30 per share in a second private offering pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 504 of the Regulation D promulgated thereunder.

      No underwriting discounts or commissions were paid in either offering in that such transactions did not involve any public offering.

ITEM 11.    DESCRIPTION OF SECURITIES.

      The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, each with $0.001 par value per share, and 5,000,000 shares of Preferred Stock, each with $.001 par value per share.

COMMON STOCK

      Each share of Common Stock has one vote with respect to all matters voted upon by the shareholders. The shares of Common Stock do not have cumulative voting rights.

      Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

      Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

      The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

      The registrar and transfer agent for the Company's Common Stock is American Securities Transfer & Trust, Inc., 12309 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.


PREFERRED STOCK

      The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock. The Board of Directors has not issued nor established a series of Preferred Stock.

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 78.7502 of the General Corporation Law of Nevada and Article X of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


ITEM 13.    FINANCIAL STATEMENTS.

                             TIBERON RESOURCES LTD.

                              FINANCIAL STATEMENTS
                            (Expressed in US dollars)

                             SIX MONTH PERIOD ENDED
                                  JUNE 30, 1999
                      (Unaudited - Prepared by Management)


TIBERON RESOURCES LTD.
BALANCE SHEETS
(Expressed in US dollars)
(Unaudited - Prepared by Management)



                                                                                      June 30           December 31,
                                                                                         1999                   1998
----------------------------------------------------------------------   --------------------   --------------------
                                                                              (Unaudited)              (Audited)


ASSETS

CURRENT
     Cash                                                                $              8,563   $             19,292

     Prepaid expenses                                                                   --                       757
                                                                         --------------------   --------------------

                                                                                        8,563                 20,049

ORGANIZATIONAL COSTS, net of accumulated amortization                                     898                  1,018
                                                                         --------------------   --------------------

                                                                         $              9,461   $             21,067
======================================================================   ====================   ====================



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
     Accounts payable and accrued liabilities                            $              1,390   $              --
                                                                         --------------------   --------------------

SHAREHOLDERS' EQUITY (Note 2)
     Preferred stock, $0.01 par value,
         1,000,000 shares authorized, none outstanding
     Common stock, $0.001 par value,
         50,000,000 shares authorized,
         8,050,000 shares issued and outstanding                                        8,050                  8,050
     Additional paid in capital                                                        22,955                 22,955
     Deficit accumulated                                                             (22,934)                (9,938)
                                                                         --------------------   --------------------

                                                                                        8,071                 21,067
                                                                         --------------------   --------------------

                                                                         $              9,461   $             21,067
======================================================================   ====================   ====================








   The accompanying notes are an integral part of these financial statements.


TIBERON RESOURCES LTD.
STATEMENTS OF  OPERATIONS  AND DEFICIT  (Expressed  in US dollars)  (Unaudited -
Prepared by Management)



                                                                         Cumulative
                                                                            Amounts
                                                                               From              Six Month
                                                                       Inception to           Period Ended             Year Ended
                                                                           June 30,               June 30,           December 31,
                                                                               1999                   1999                   1998
------------------------------------------------------------ ---------------------- ---------------------- ----------------------
                                                                  (Unaudited)            (Unaudited)             (Audited)


REVENUE                                                      $                  -   $                  -   $                  -
                                                             ---------------------- ---------------------- ----------------------

EXPENSES
    Accounting and audit                                                      2,733                  1,733                  1,000
    Administration                                                              690                    690                    -
    Amortization                                                                300                    120                    180
    Bank charges                                                                 66                     66                    -
    Consulting                                                                5,573                  2,300                  3,273
    Filing fees                                                                  85                     85                    -
    Legal                                                                    11,146                  7,158                  3,988
    Office and miscellaneous                                                    667                    370                    297
    Transfer agent                                                            1,068                  1,068                    -
    Foreign exchange (gain) loss                                                606                  (594)                  1,200
                                                             ---------------------- ---------------------- ----------------------
                                                                             22,934                 12,996                  9,938
                                                             ---------------------- ---------------------- ----------------------

NET LOSS FOR THE  PERIOD                                     $             (22,934) $             (12,996) $              (9,938)
============================================================ ====================== ====================== ======================


PER SHARE INFORMATION:
    Weighted average number
    of common shares outstanding - basic                                                         8,050,000              5,091,887
============================================================ ====================== ====================== ======================


NET LOSS PER COMMON SHARE - basic                            $                      $                  -                      -
============================================================ ====================== ====================== ======================










                        The accompanying notes are an integral part of these financial statements.



TIBERON RESOURCES LTD.
STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in US dollars)
(Unaudited - Prepared by Management)




                                                           Common Stock               Additional
                                                --------------------------------            Paid      Accumulated
                                                         Shares           Amount      in Capital          Deficit           Total
----------------------------------------------- ---------------  --------------- --------------- ---------------- ---------------


BALANCE AT INCEPTION                                        -    $           -   $           -   $           -    $           -

Issuance of stock for repayment of advances
at $0.0025 per share (Note 4)                         2,000,000            2,000           3,000             -              5,000

Issuance of stock for cash at $0.0025 per
share (net of issuance costs) (Note 2)                6,000,000            6,000           6,547             -             12,547

Issuance of stock for cash at $0.30 per share
(net of issuance costs) (Note 2)                         50,000               50          13,408             -             13,458

Net loss for the year                                       -                -               -            (9,938)         (9,938)
                                                ---------------  --------------- --------------- ---------------- ---------------

BALANCE AT DECEMBER 31, 1998 (audited)                8,050,000            8,050          22,955          (9,938)          21,067

Net loss for the period                                     -                -               -           (12,996)        (12,996)
                                                ---------------  --------------- --------------- ---------------- ---------------

BALANCE AT JUNE 30, 1999 (UNAUDITED)                  8,050,000  $         8,050 $        22,955 $       (22,934) $         8,071
=============================================== ===============  =============== =============== ================ ===============








   The accompanying notes are an integral part of these financial statements.


TIBERON RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Expressed in US dollars)
(Unaudited - Prepared by Management)



                                                                               Cumulative
                                                                                  Amounts
                                                                                     From             Six Month
                                                                             Inception to          Period Ended          Year Ended
                                                                                 June 30,              June 30,        December 31,
                                                                                     1999                  1999                1998
----------------------------------------------------------------- ----------------------- --------------------- -------------------
                                                                             (Unaudited)            (Unaudited)           (Audited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                           $              (22,934) $            (12,996) $           (9,938)
Adjustments to reconcile net loss to net cash
    Decrease in prepaids                                                              -                     757               (757)
    Increase in accounts payable and accrued liabilities                            1,390                 1,390                 -
    Amortization                                                                      300                   120                 180
                                                                  ----------------------- --------------------- -------------------

    Net cash used in operating activities                                        (21,244)              (10,729)            (10,515)
                                                                  ----------------------- --------------------- -------------------


CASH FLOWS FROM INVESTING ACTIVITIES
    Organization costs                                                            (1,198)                   -               (1,198)
                                                                  ----------------------- --------------------- -------------------

    Net cash used in investing activities                                         (1,198)                   -               (1,198)
                                                                  ----------------------- --------------------- -------------------


CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from stock issuance, net of issuance costs                            26,005                   -                26,005
    Proceeds from stock issuance for repayment of advances                          5,000                   -                 5,000
                                                                  ----------------------- --------------------- -------------------

    Net cash provided by financing activities                                      31,005                   -                31,005
                                                                  ----------------------- --------------------- -------------------


CHANGE IN CASH FOR THE PERIOD                                                       8,563              (10,729)              19,292


CASH POSITION, BEGINNING OF PERIOD                                                    -                  19,292                 -
                                                                  ----------------------- --------------------- -------------------


CASH POSITION, END OF PERIOD                                      $                 8,563 $              8,563  $            19,292
================================================================= ======================= ===================== ===================


ISSUANCE OF STOCK FOR REPAYMENT OF ADVANCES                       $                 5,000 $                 -   $             5,000
================================================================= ======================= ===================== ===================

   The accompanying notes are an integral part of these financial statements.

TIBERON RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US dollars)
JUNE 30, 1999
(Unaudited - Prepared by Management)

=========

1.    SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION

      The Company was incorporated on April 10, 1998, in the State of Nevada. The Company is in the exploration stage and has entered into an agreement to purchase mineral property claims located in Manitoba, Canada (see Note
      3). At this initial stage the Company is investing in mineral properties.

      ORGANIZATIONAL COSTS

      Organizational costs include costs for professional fees and are amortized using the straight-line method over five years.

      BASIC LOSS PER SHARE

      The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

      ESTIMATES

      The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

      LOSS ON FOREIGN CURRENCY TRANSLATION

      The Company's functional currency is the US Dollar, however the cash is held in a Canadian bank account. Therefore, foreign currency translation resulted in an aggregate exchange loss of $606 for the period.


2.    SHAREHOLDERS' EQUITY

      As of August 31, 1998, 6,000,000 shares of stock were issued to various investors at $0.0025 per share for cash of $15,000, pursuant to the Company's Regulation D, Rule 504 offering ("Rule 504"). Issuance costs were $2,453.

      In addition, during September 1998, the Company completed a second Regulation D, Rule 504 offering and issued 50,000 shares of its $0.001 par value common stock to various investors at $0.30 per share for cash of $15,000. Issuance costs were $1,542.


3.    COMMITMENTS AND CONTINGENCIES

      The Company entered into an Agreement on April 28, 1998, to acquire the rights to mineral claims and explore for copper, nickel and cobalt in Manitoba, Canada. The agreement is made with an unrelated third party. The terms of the agreement require the Company to pay a total of CDN$50,000 (approximately US$33,500) which is payable on April 28, 2000.

TIBERON RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US dollars)
JUNE 30, 1999
(Unaudited - Prepared by Management)

=========

3.    CONT'D...

      The agreement also requires the Company to fund a CDN$40,000 (approximately US$26,500) work program by April 28, 1999, which has been extended to September 28, 1999. An additional CDN$50,000 (approximately US$33,500) work program is to be completed by April 28, 2000.


4.    RELATED PARTY TRANSACTIONS

      During 1998, associates of the sole officer and director of the Company advanced the Company $5,000 for a legal retainer which was reimbursed to the associates through the issuance of 2,000,000 shares of common stock.


5.    YEAR 2000

      The Company has assessed its exposure to date sensitive computer programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

                             Tiberon Resources Ltd.
                          As of December 31, 1998, and
                          for the Period April 10, 1998
                               (date of inception)
                              to December 31, 1998

                             Tiberon Resources Ltd.
                                Table of Contents

                                                                   PAGE
                                                                   ----
Report of Independent Auditors                                           1

Balance Sheet                                                            2

Statement of Operations                                                  3

Statement of Changes in Stockholders' Equity                             4

Statement of Cash Flows                                                  5

Notes to Financial Statements                                          6-7

                [Letterhead of Stark Tinter & Associates, LLC.]

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Tiberon Resources Ltd.
Albuquerque, NM


We have audited the accompanying balance sheet of Tiberon Resources Ltd. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from April 10, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiberon Resources Ltd. as of December 31, 1998, and the results of its operations, and its cash flows for the period from April 10, 1998 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.








/S/STARK TINTER & ASSOCIATES, LLC
Stark Tinter & Associates, LLC
Englewood, Colorado
February 24, 1999



                                        Tiberon Resources Ltd
                                            Balance Sheet
                                          December 31, 1998


                                               ASSETS

Current assets:
  Cash                                                                                               $             19,292
  Prepaid expenses                                                                                                    757
                                                                                                     ---------------------
Total current assets                                                                                               20,049

Organizational costs, net of
  accumulated amortization of $180                                                                                  1,018
                                                                                                     ---------------------
                                                                                                                    1,018

                                                                                                     $             21,067
                                                                                                     =====================


                                LIABILITIES AND STOCKHOLDERS' EQUITY

Commitments and contingencies (Note 3)                                                               $                -

Stockholders' equity (Notes 2 and 4):
  Preferred stock, $0.01 par value,
     1,000,000 shares authorized, none outstanding                                                   $               0.00
  Common stock, $0.001 par value,
     50,000,000 shares authorized,
     8,050,000 shares issued and outstanding                                                                        8,050
  Additional paid in capital                                                                                       22,955
  Accumulated deficit                                                                                              (9,938)
                                                                                                     ---------------------
                                                                                                                   21,067
                                                                                                     ---------------------

                                                                                                     $             21,067
                                                                                                     =====================



                                       24
    The accompanying notes are an integral part of the financial statements.


                                       Tiberon Resources Ltd.
                                       Statement of Operations
                         For the Period April 10, 1998 to December 31, 1998


Revenue                                                                                              $                 -

Costs and expenses:
  Legal                                                                                                             3,988
  Consulting                                                                                                        3,273
  Accounting                                                                                                        1,000
  General and administrative                                                                                          297
  Amortization                                                                                                        180
  Loss on foreign currency transactions                                                                             1,200
                                                                                                     ---------------------

Net loss                                                                                             $             (9,938)
                                                                                                     =====================



Per share information:

  Weighted average number
  of common shares outstanding - basic                                                                          5,091,887
                                                                                                     =====================

Net loss per common share - basic                                                                                     NILL
                                                                                                     =====================









                                       25
    The accompanying notes are an integral part of the financial statements.




                             Tiberon Resources Ltd.
                        Statement of Stockholder' Equity
             For the Period April 10, 1998 through December 31, 1998


                                                 Common Stock             Additional          Accumulated
                                          --------------------------
                                                 Shares   Amount       Paid in Capital          Deficit          Total
                                          --------------------------------------------------------------------------------
Issuance of stock for
  repayment of advances at $0.0025
  per share (Note 4)                      2,000,000    $      2,000 $               3,000    $         -    $       5,000

Issuance of stock for
  cash at $0.0025 per share
  (net of issuance costs)(Note 2)         6,000,000           6,000                 6,547              -           12,547

Issuance of stock for
  cash at $0.30 per share
  (net of issuance costs)(Note 2)         50,000       $         50 $              13,408                          13,458

Net loss for the period                                           0                     0           (9,938)        (9,938)
                                          --------------------------------------------------------------------------------

                                          8,050,000    $      8,050 $              22,955 $         (9,938) $      21,067
                                          ================================================================================





                                       26
    The accompanying notes are an integral part of the financial statements.




                                     Tiberon Resources Ltd.
                                     Statement of Cash Flows
                       For the Period April 10, 1998 to December 31, 1998



Cash flows from operating activities:
Net loss                                                                                         $                (9,938)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Amortization                                                                                                       180
  (Increase) in prepaid expenses                                                                                    (757)
Net cash used in operating activities                                                                            (10,515)
                                                                                                 ------------------------

Cash flows from investing activities:
  Organization costs                                                                                              (1,198)
Net cash used in investing activities                                                                             (1,198)
                                                                                                 ------------------------

Cash flows from financing activities:
  Proceeds from stock sales, net of
    issuance costs                                                                                                31,005
Net cash provided by financing activities                                                                         31,005
                                                                                                 ------------------------

Net increase in cash                                                                                              19,292

Beginning cash                                                                                                       -

Ending cash                                                                                      $                19,292
                                                                                                 ========================





                                       27
    The accompanying notes are an integral part of the financial statements.

                             Tiberon Resources Ltd.
                    Notes to Financial Statements (Continued)
            For the Period April 10, 1998 to AugustDecember 31, 1998



Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on April 10, 1998, in the State of Nevada. The Company has entered into an agreement to purchase mineral property claims located in Manitoba, Canada (see Note 3). The Company is in the exploration stage and is investing in mineral properties.

Exchange Act Guide 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standards Board Statement No. 7, if applicable. Accordingly the Company has not been referred to as being a development stage company.

Organizational costs

Organizational costs include costs for professional fees and are amortized using the straight-line method over five years.

Basic loss per share

The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period.

Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Loss on foreign currency transactions.

The Company's functional currency is the U.S. Dollar, however the cash is held in a Canadian bank account. Therefore, foreign currency transactions resulted in an aggregate exchange loss of $1,200 for the period.

                             Tiberon Resources Ltd.
                    Notes to Financial Statements (Continued)
            For the Period April 10, 1998 to AugustDecember 31, 1998



Note 2. STOCKHOLDERS' EQUITY

During the period, 6,000,000 shares of stock were issued to various investors at $0.0025 per share for cash of $15,000, pursuant to the Company's Regulation D, Rule 504 offering ("Rule 504"). Issuance costs were $2,453.

In addition, during September 1998 the Company completed a second Regulation D, Rule 504 offering and issued 50,000 shares of its $0.001 par value common stock to various investors at $0.30 per share for cash of $15,000. Issuance costs were $1,542.


Note 3. COMMITMENTS AND CONTINGENCIES

The Company entered into an Agreement on April 28, 1998, to acquire the rights to mineral claims and explore for copper, nickel and cobalt in Manitoba, Canada. The agreement is made with an unrelated third party. The terms of the agreement require the Company to pay a total of $50,000 of which $25,000 is due on April 28, 1999, and $25,000 is due on April 28, 2000.

The agreement also requires the Company to fund a $40,000 work program by April 28, 1999, and an additional $50,000 work program by April 28, 2000.


Note 4. RELATED PARTY TRANSACTIONS

During the period from April 10, 1998 to December 31, 1998 associates of the sole officer and director of the Company advanced the Company $5,000 for a legal retainer which was reimbursed to the associates through the issuance of 2,000,000 shares of common stock.


Note 5. INCOME TAXES

The Company has a Federal net operating loss carryforward of approximately $9,300, which will expire in the year 2012. The tax benefit of this net operating loss of approximately $1,860 has been offset by a full allowance for realization. This carryforward may be limited upon the consummation of a business combination under Section 381 of the Internal Revenue Code.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCING DISCLOSURE.

      None.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS.



(A)   BALANCE SHEET FOR SIX MONTH PERIOD ENDING JUNE 30, 1998

      STATEMENT OF OPERATIONS AND DEFICIT FOR SIX MONTH PERIOD ENDING JUNE 30, 1999

      STATEMENT OF STOCKHOLDER'S EQUITY FOR SIX MONTH PERIOD ENDING JUNE 30,
      1999

      STATEMENT OF CASH FLOWS FOR SIX MONTH PERIOD ENDING JUNE 30, 1999

      NOTES TO FINANCIAL STATEMENTS FOR SIX MONTH PERIOD ENDING JUNE 30, 1999


(B)   BALANCE SHEET DATED DECEMBER 31, 1998

      STATEMENT OF OPERATIONS FOR THE PERIOD FROM APRIL 10, 1998 TO DECEMBER 31, 1998

      STATEMENT OF STOCKHOLDER EQUITY FOR THE PERIOD FROM APRIL 10, 1998 TO DECEMBER 31, 1998

      STATEMENT OF CASH FLOWS FOR THE PERIOD FROM APRIL 10, 1998 TO DECEMBER 31, 1998

      NOTES TO FINANCIAL STATEMENTS FOR THE PERIOD FROM APRIL 10, 1998 TO DECEMBER 31, 1998


(C)  INDEX TO EXHIBITS


       REGULATION                                                                          SEQUENTIAL
       S-B NUMBER                                   EXHIBIT                                PAGE NUMBER

          3.1             Articles of Incorporation (1)<F1>                                    N/A
          3.2             Bylaws (1)<F1>                                                       N/A

         10.1             Agreement  between  the  Company  and Carey  Whitehead               N/A
                          dated April 28, 1998 N/A relating to Falcon claims 25,
                          26 and 27, located in Manitoba, Canada.(1)<F1>

           11             Statement Regarding Computation of Per Share Earnings            See Financial
                                                                                            Statements
           27             Financial Data Schedule                                               32

---------------------------

<F1>
(1) Incorporated by reference to the exhibits filed with the Registration Statement on Form 10-SB, File No. 0-25825.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               TIBERON  RESOURCES  LTD.



Date: August 24, 1999                          By:    /S/REG HANDFORD
                                                  ----------------------------
                                                      Reg Handford, President

                                   EXHIBIT 27
                             FINANCIAL DATA SCHEDULE